1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

November 15, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited
Form 10-K for Fiscal Year Ended June 30, 2013
Filed August 21, 2013
Response Letter Dated October 9, 2013
File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2013, with respect to Form 10-K for Fiscal Year Ended June 30, 2013, File No. 001-33628, filed with the Commission on August 21, 2013 (the “2013 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended June 30, 2013 unless otherwise specified.

Form 10-K for Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 87

1.	We note you referred us to the disclosure on page 109 of “total costs related to unproved properties and wells-in-progress excluded from the amortization base” in response to comment 7 in our letter dated September 26, 2013. However, it does not appear that this disclosure complies with Rule 4-10(c)(7)(ii) of Regulation S-X. Your disclosure should provide a tabular presentation of the amounts of such excluded costs incurred: (1) in each of the three most recent fiscal years and (2) in the aggregate for any earlier fiscal years in which the costs were incurred. Additionally, the categories of costs should be: (1) acquisition costs, (2) exploration costs, (3) development costs in the case of significant development projects, and (4) capitalized interest. Please revise to provide disclosure consistent with R ule 4-10(c)(7)(ii) of Regulation S-X.

Securities and Exchange Commission

November 15, 2013

RESPONSE: We acknowledge the Staff’s comment requiring a tabular presentation of the amounts of excluded costs from the amortization base and propose to expand the disclosure in the footnote in future filings as set forth below. Please note that there are no development costs in the case of significant development projects or capitalized interest to be disclosed in the table.

Proposed Additional Disclosure:

	Net Costs Incurred During the Year Ended June 30, (in thousands)
	2010 and prior	2011	2012	2013	Balance as of June 30, 2013

Unevaluated Properties (acquisition costs)	$2,814	$35,475	$—	$51,435	$89,724

Wells in Progress (exploratory costs)	59,099	63,625	89,611	120,492	332,827

	$61,913	$99,100	$89,611	$171,927	$422,551

Note 6 – Long-Term Debt, page 88

2.	Your response to comment 8 in our letter dated September 26, 2013 states: “As of June 30, 2013, the net assets of all subsidiaries of Parent other than EGC did not exceed 25% of consolidated net assets; accordingly no condensed parent company disclosures were made.” Please note that parent-only financial statements should be presented when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets. Please provide us with an analysis supporting the position that you are not required to provide the schedule prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X. Also refer to SAB Topic 6K2

RESPONSE: We acknowledge the Staff’s comment that parent-only financial statements are required and propose to present the disclosure in Schedule I in future filings as set forth below.

Proposed Additional Disclosure:

Securities and Exchange Commission

November 15, 2013

ENERGY XXI (BERMUDA) LIMITED
CONDENSED BALANCE SHEETS
(In Thousands, except per share information)

	June 30,
	2013	2012
ASSETS
Current Assets	$1,569	$18,837
Intercompany receivable	95,627	110,948
Equity investments	1,259,247	1,129,773
Intercompany notes receivable	171,000	171,000
Total Assets	$1,527,443	$1,430,558

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$17,537	$24,720
Stockholders’ equity	1,509,906	1,405,838
Total Liabilities and Stockholders’ Equity	$1,527,443	$1,430,558

See accompanying Notes to Condensed Financial Statements

ENERGY XXI (BERMUDA) LIMITED
CONDENSED STATEMENTS OF INCOME
(In Thousands, except per share information)

	Year Ended June 30,
	2013	2012	2011
Operating Expenses
General and administrative expense	$7,439	$6,990	$5,385

Operating Loss	7,439	6,990	5,385

Other Income (Expense)
Income from equity method investees	156,516	331,110	58,295
Interest income	16,679	16,722	16,747
Guarantee income	1,900	—	—
Total Other Income	175,095	347,832	75,042

Income Before Income Taxes	167,656	340,842	69,657

Income Tax Expense	5,575	5,015	5,002

Net Income	$162,081	$335,827	$64,655

See accompanying Notes to Condensed Financial Statements

Securities and Exchange Commission

November 15, 2013

ENERGY XXI (BERMUDA) LIMITED
CONDENSED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended June 30,
	2013	2012	2011

Net Cash Provided by (Used in) Operating Activities	$25,981	$(3,188)	$(2,886)

Net Cash Used in Investing Activities	(4,010)	(1,000)	(512,825)

Net Cash Provided by (Used in) Financing Activities	(30,467)	(14,671)	537,515

Cash and Cash Equivalents, beginning of year	9,830	28,689	6,885

Cash and Cash Equivalents, end of year	$1,334	$9,830	$28,689

See accompanying Notes to Condensed Financial Statements

ENERGY XXI (BERMUDA) LIMITED
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

These condensed parent only financial statements of Energy XXI (Bermuda) Limited (the “Company”) do not include all of the information and notes normally included with financial statements prepared in accordance with U.S. GAAP and therefore, should be read in conjunction with the consolidated financial statements and notes thereto of the Company, included in this Annual Report on Form 10-K. The Company’s investments in its wholly-owned subsidiaries are accounted for under the equity method.

Energy XXI Gulf Coast, Inc.’s (“EGC”), credit agreement restricts the ability of EGC to make any dividend or other distributions to the Company, subject to certain exceptions. As of June 30, 2013, the total restricted net assets were approximately $1,380 million. Accordingly, these condensed parent only financial statements have been prepared pursuant to Rule 5-04 of Regulation S-X of the Securities Exchange Act of 1934, as amended.

Note 2 – Notes Receivable

The Company has advanced $171 million under promissory notes to its wholly owned subsidiary, which bears a simple interest of 9.75% per annum. Interest on notes receivable amounted to approximately $16.7 million for the years ended June 30, 2013 and June 30, 2012 respectively.

Securities and Exchange Commission

November 15, 2013

Note 3 – Stockholders’ Equity

On August 1, 2007, the Company’s common stock was admitted for trading on The NASDAQ Capital Market, and on August 12, 2011, the Company’s common stock was admitted for trading on The NASDAQ Global Select Market (“NASDAQ”). The Company’s common stock trades on the NASDAQ and on the Alternative Investment Market of the London Stock Exchange (“AIM”) under the symbol “EXXI.” The Company’s shareholders are entitled to one vote for each share of common stock held on all matters to be voted on by shareholders. The Company has 200,000,000 authorized common shares, par value of $0.005 per share.

The Company’s bye-laws authorize the issuance of 7,500,000 shares of preferred stock. The Company’s board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Shares of previously issued preferred stock that have been cancelled are available for future issuance.

Note 4 – Guarantee

The Company has provided a guarantee related to the payment of asset retirement obligations and other liabilities by M21K, LLC (“M21K”) an unconsolidated equity method investee, for EP Energy Property acquisition estimated at $65 million and $1.8 million, respectively. For this guarantee, M21K has agreed to pay us $6.3 million over a period of three years. As of June 30, 2013, the Company received $1.9 million related to such guarantee.

Note 5 – Income Taxes

The Company is incorporated in Bermuda and is generally not subject to income tax in Bermuda. The Company operates through its various subsidiaries in the United States; accordingly income taxes have been provided based upon U.S. tax laws and rates as they apply to the Company’s current ownership structure. The Company is subject to 30% U.S. withholding taxes on payments made to it for interest on indebtedness and guarantee provided.

Note 6 – Subsequent Events

On July 17, 2013, the Company’s Board of Directors approved payment of a quarterly cash dividend of $0.12 per share to the holders of our common stock. The quarterly dividend will be paid on September 13, 2013 to shareholders of record on August 30, 2013.

Note 16 – Income Taxes, page 101

3.	Your response to comment 9 in our letter dated September 26, 2013 states the line item captioned “revaluation of tax attributes” in your income tax reconciliation relates to deferred tax liabilities resulting from differences between the book carrying value of your producing oil and gas properties and their corresponding tax bases. Please provide us with additional detail explaining this difference (e.g., specifically identify items expensed for tax purposes, but capitalized for book purposes). As part of your response, please tell us whether this adjustment relates to current or prior year differences. In addition, please tell us how the caption “revaluation of tax attributes” enables a financial statement user to understand the nature of this reconciling item in accordance with FASB ASC 740-10-50-12.

Securities and Exchange Commission

November 15, 2013

RESPONSE: Differences between the book carrying value and the corresponding tax basis of our oil and gas properties are principally attributable to the fact that IDCs are capitalized for book purposes but immediately deducted for tax purposes. Differences are also attributable to (1) different rates of depreciation for associated lease and well equipment, (2) the timing of deductions for any dry hole expenditures, (3) recognition of impairment losses, (4) recognition of abandonment losses, (5) interest capitalization, and (6) recognition of ARO obligations.

While we track the difference between the book carrying value and corresponding tax basis of our oil and gas properties on a quarterly basis, the accuracy of the computation, from a timing perspective, is complicated by our participation in co-ownership arrangements that must be reported as partnerships for federal income tax purposes. Many of those tax partnerships are required to use a December 31 year end for tax purposes, and as a result, we may not receive accurate tax information with respect to the oil and gas properties included in the partnership tax returns until 18 months following the close of a GAAP reporting year. In 2012, a number of such tax partnerships were terminated, but due to the timing of the filing of final tax returns for such tax partnerships, accurate information regarding the tax basis of our share of the oil and gas properties involved was not available until March 2013. Those returns reflected differences between the estimates of tax basis used for purposes of our 2012 financial statements and actual tax basis. We adjusted the amount of our deferred tax liability attributable to differences between book and tax basis of oil and gas properties in the fourth quarter of the year ended June 30, 2013. Because of the complexity involved, it is impractical for us to pinpoint what portion of the necessary adjustment relates to current vs. prior year differences.

We believe that continued use of our caption “Revaluation of Tax Attributes” is consistent with our prior practice of making a summarized disclosure of the often very complex adjustments to valuation reserves. We propose, however, to further clarify the contents of this line item in future filings by referring to this caption as “Revaluation of Tax Attributes-Oil & Gas Properties”.

4.	We note your response to comment 10 in our letter dated September 26, 2013. Please tell us how you considered disclosing individual reconciling items equal to or greater than five percent of your tax provision as required by Rule 4-08(h) of Regulation S-X. We note that you identified the following reconciling items as material at this level in correspondence dated May 29, 2013:

•	The reserve attributable to section 165 abandonment losses and the reserve attributable to the state of Louisiana effect of the book carrying value of producing properties over their respective tax bases for the fiscal year ended June 30, 2012; and

•	The deferred tax assets attributable to capital loss carryforwards and state of Louisiana net operating loss carryforwards for the fiscal year ended June 30, 2011.

Securities and Exchange Commission

November 15, 2013

RESPONSE: We acknowledge the Staff’s comment and agree that the items identified in our response to Comment 3 in our letter to the Commission dated May 29, 2013 should have been separately disclosed in the 2013 Annual Report. We commit to correcting this omission in future filings and to rigorously apply Rule 4-08(h) of Regulation S-X in our future financial statements.

Securities and Exchange Commission

November 15, 2013

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

Enclosures

cc: Sarah Morgan